Exhibit 99.2

CSR INCREASING STAKE IN SUGAR REFINING
JOINT VENTURES

CSR Limited today announced that it has reached an agreement with Man Group plc to purchase Man Group’s 25% interest in the Sugar Australia Joint Venture and in New Zealand Sugar Company Limited.

This acquisition increases CSR’s ownership of the two sugar refiners to 75% with the remaining 25% held by Mackay Sugar Co-operative Association Limited.  It is subject to completion processes.

CSR Managing Director Alec Brennan said, “CSR has acquired the increased stake in the sugar refining businesses on attractive terms. The refining acquisition provides a relatively stable source of earnings, which helps to mitigate the effect of the volatile world raw sugar price on the profitability of our sugar operations.”

Australia’s largest sugar refiner, Sugar Australia operates refineries in Mackay (Queensland) and Melbourne, and a liquid sugar facility in Perth. New Zealand Sugar’s refinery in Auckland is the only sugar refiner in the country.  Total combined production of refined sugar is around 850,000 tonnes per annum.  Both companies export to Asia and the Pacific Islands.

The purchase price is approximately $A61m, which includes recognition of cash balances in the acquired companies. The acquisition represents a purchase price multiple of 5 times earnings before interest and tax (EBIT) of the combined businesses over an average of the last four years to 31 March 2003 “The acquisition will be EPS positive immediately and will cover its cost of capital in the first year” said Mr Brennan.

CSR’s earnings from the refining investments for the financial year ended 31 March 2004 are expected to be around 30% below the previous year due to restructuring costs, lower sales to the food and beverage segment and reduced container exports.

“Sugar refining is a business CSR knows well.  We’ve been a leader in the industry for more than a hundred years.  The acquisition strengthens the position of our overall sugar business” said Mr Brennan.

5 April 2004

Enquiries:

Alec Brennan, Managing Director CSR Limited

Tel:  +612 9235 8099

CSR Limited ABN 90 000 001 276

9 Help Street, Chatswood  NSW  2067, Locked Bag 6, Chatswood  NSW  2057, Australia

Telephone +612 9235 8053 Facsimile +612 9235 8055 E-mail investorrelations@csr.com.au